================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------
                            THE RAYMOND CORPORATION
                           (NAME OF SUBJECT COMPANY)

                                BT INDUSTRIES AB
                         LIFT ACQUISITION COMPANY, INC.
                                   (BIDDERS)
                            ------------------------
                    COMMON STOCK, PAR VALUE $1.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------
                                   0007546881
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                             CARL-ERIK RIDDERSTRALE
                                BT INDUSTRIES AB
                                 SVARVARGATAN 8
                                   SE-595 81
                                 MJOLBY, SWEDEN

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                    COPY TO:
                           MAUREEN S. BRUNDAGE, ESQ.
                                  WHITE & CASE
                          1155 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 819-8200

                           CALCULATION OF FILING FEE
================================================================================

                                                                           AMOUNT OF FILING
TRANSACTION VALUATION*                                                           FEE**
---------------------------------------------------------------------------------------------
$359,277,270.00........................................................       $71,856.00

================================================================================

*FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 10,887,190 SHARES OF COMMON STOCK, PAR VALUE $1.50 PER SHARE, AT A PRICE PER SHARE OF $33.00.

** 1/50 OF 1% OF TRANSACTION VALUATION

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:                        FILING PARTY:

FORM OR REGISTRATION NO.:                      DATE FILED:

================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is The Raymond Corporation, a New York corporation (the "Company"), and the address of its principal executive offices is 20 South Canal Street, Greene, New York 13778.

         (b) This Statement relates to the offer by Lift Acquisition Company, Inc., a New York corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $1.50 per share, of the Company (the "Shares") (including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of March 1, 1997, between the Company and the Rights Agent named therein, as amended) at a price of $33.00 per Share, net to the seller in cash (the "Offer Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

         (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(d); (g) This Statement is being filed by the Purchaser, a New York corporation, and BT Industries AB, a corporation organized under the laws of the Kingdom of Sweden ("Parent"). The Purchaser is an indirect wholly-owned subsidiary of Parent. Information concerning the principal businesses and the addresses of the principal offices of the Purchaser and Parent is set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The name, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the members of the Board of Directors and the executive officers of Parent, and the directors and executive officers of the Purchaser, are set forth in
         Schedule I to the Offer to Purchase and are incorporated herein by reference.

         (e), (f) During the last five years, neither of the Purchaser nor Parent and, to the knowledge of the Purchaser and Parent, none of the members of the Board of Directors or the executive officers of Parent, and none of the directors or executive officers of the Purchaser, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth in Sections 10 ("Background of the Offer; Contacts with the Company") and 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase and the documents attached as Exhibits
         (b)(1) and (b)(2) hereto are incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(g) The information set forth in the "Introduction" and Sections 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement") and 13 ("Effect of the Offer on the Market for the Shares; Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) None of the persons named in Item 2 hereof or any of their affiliates or majority-owned subsidiaries beneficially own shares of the Company.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the "Introduction" and Sections 10 ("Background of the Offer; Contacts with the Company") and 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

          (a) The information set forth in Section 11 ("Purpose of the Offer; Plans for the Company; Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

          (b)-(c) The information set forth in the "Introduction" and Section 15 ("Certain Legal Matters; Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

          (d) The information set forth in Sections 9 ("Source and Amount of Funds") and 13 ("Effect of the Offer on the Market for the Shares; Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

          (e) Not applicable.

          (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement and Plan of Merger dated as of June 16, 1997 among Parent, the Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(1)  Offer to Purchase.
Exhibit (a)(2)  Letter of Transmittal with respect to the Shares.
Exhibit (a)(3)  Form of letter, dated June 20, 1997, to brokers, dealers,
                commercial banks, trust   companies and other nominees.
Exhibit (a)(4)  Form of letter to be used by brokers, dealers, commercial banks,
                trust companies and   nominees to their clients.

Exhibit (a)(5)  Guidelines for Substitute Form W-9.

Exhibit (a)(6)   Press Release, dated June 16, 1997.
Exhibit (a)(7)   Form of newspaper advertisement, dated June 20, 1997.
Exhibit (a)(8)   Notice of Guaranteed Delivery.
Exhibit (b)(1)   Revolving Credit Facility Agreement (USD 80,000,000)
                   dated 13 June, 1997 between Parent as Borrower and Swedbank
                  (Sparbanken Sverige AB (publ)) as Lender.
Exhibit (b)(2)   Revolving Credit Facility Agreement (USD 400,000,000) dated
                   13 June, 1997 between Parent as Borrower and Swedbank (Sparbanken Sverige AB (publ)) as Lender.
Exhibit (c)(1)   Confidentiality Agreement, dated April 4, 1997, between Parent and the Company.
Exhibit (c)(2)   Agreement and Plan of Merger, dated as of June 16, 1997, by and among Parent, the Purchaser and the Company.
Exhibit (d)      None.
Exhibit (e)      Not applicable.
Exhibit (f)      None.

                                   SIGNATURE

        AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                    BT INDUSTRIES AB

                                    BY: /s/ CARL-ERIK RIDDERSTRALE

                                      ------------------------------------------
                                      NAME: Carl-Erik Ridderstrale
                                      TITLE: Chief Executive Officer

                                    By: /s/ PER ZAUNDERS

                                      ------------------------------------------
                                      NAME: Per Zaunders
                                      TITLE: Chief Financial Officer

                                    LIFT ACQUISITION COMPANY, INC.

                                    By: /s/ CARL-ERIK RIDDERSTRALE

                                      ------------------------------------------
                                      NAME: Carl-Erik Ridderstrale
                                      TITLE: President

Dated: June 20, 1997

    EXHIBIT
    NUMBER                                 DESCRIPTION
---------------  ---------------------------------------------------------------
Exhibit (a)(1)   Offer to Purchase.
Exhibit (a)(2)   Letter of Transmittal with respect to the Shares.
Exhibit (a)(3)   Form of letter, dated June 20, 1997, to brokers, dealers,
                   commercial banks, trust companies and other nominees.
Exhibit (a)(4)   Form of letter to be used by brokers, dealers, commercial
                   banks, trust companies and nominees to their clients.
Exhibit (a)(5)   Guidelines for Substitute Form W-9.
Exhibit (a)(6)   Press Release, dated June 16, 1997.
Exhibit (a)(7)   Form of newspaper advertisement, dated June 20, 1997.
Exhibit (a)(8)   Notice of Guaranteed Delivery.
Exhibit (b)(1)   Revolving Credit Facility Agreement (USD 80,000,000) dated 13
                   June, 1997 between Parent as Borrower and Swedbank
                   (Sparbanken Sverige AB (publ)) as Lender.
Exhibit (b)(2)   Revolving Credit Facility Agreement (USD 400,000,000) dated 13
                   June, 1997 between Parent as Borrower and Swedbank
                   (Sparbanken Sverige AB (publ)) as Lender.
Exhibit (c)(1)   Confidentiality Agreement, dated April 4, 1997, between Parent and the Company.
Exhibit (c)(2)   Agreement and Plan of Merger, dated as of June 16, 1997, by and among Parent, the Purchaser and the Company.
Exhibit (d)      None.
Exhibit (e)      Not applicable.
Exhibit (f)      None.